UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[     ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Hartford Funds NextShares Trust

Hartford Funds Management Company, LLC

Hartford Funds Distributors, LLC

5 Radnor Corporate Center — Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

Please send all communications regarding this Application to:

John V. O’Hanlon

Dechert LLP

One International Place, 40th Floor
100 Oliver Street

Boston, Massachusetts 02110-2605

With a copy to:

Edward P. Macdonald

5 Radnor Corporate Center — Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on March 31, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of Hartford Funds NextShares Trust Hartford Funds Management Company, LLC Hartford Funds Distributors, LLC File No. 812-[ ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.                                        SUMMARY OF APPLICATION

In this application, Hartford Funds NextShares Trust (“Trust”), Hartford Funds Management Company, LLC (“Adviser”), and Hartford Funds Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.(1)

Applicants request that the relief apply to the exchange-traded managed funds listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).(2)

(1)                                 Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

(2)                                 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.                                   APPLICANTS

A.                                    The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds.  The Trust will be registered with the Commission as an open-end management investment company under the Act.  Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective.  In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.                                    The Adviser

The Adviser will be the investment adviser to the Initial Funds.  The Adviser is a Delaware limited liability company with its principal place of business in Radnor, Pennsylvania.  The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.(3)

Subject to the oversight and authority of the Trust’s Board of Trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.                                    The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.

(3)                                 Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.                              REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:

•                                          With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•                                          With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•                                          With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.                               NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.                                    PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Hartford Funds NextShares Trust

By:	/s/ Alice A. Pellegrino
Name:	Alice A. Pellegrino
Title:	Trustee

Hartford Funds Management Company, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Executive Vice President and Deputy General Counsel

Hartford Funds Distributors, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Executive Vice President and Deputy General Counsel

AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of

Hartford Funds NextShares Trust

(as adopted March 27, 2015)

RESOLVED:

That the Hartford Funds NextShares Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act of 1940, as amended (“Act”), and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:

That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Act, for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:	That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

HARTFORD FUNDS NEXTSHARES TRUST

By:	/s/Alice A. Pellegrino
Alice A. Pellegrino
Trustee

Authorization of

Hartford Funds Management Company, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hartford Funds Management Company, LLC have been taken, and that as the Executive Vice President and Deputy General Counsel thereof, he is authorized to execute and file the same on behalf of Hartford Funds Management Company, LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Executive Vice President and Deputy General Counsel

Authorization of

Hartford Funds Distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hartford Funds Distributors, LLC have been taken, and that as the Executive Vice President and Deputy General Counsel thereof, he is authorized to execute and file the same on behalf of Hartford Funds Distributors, LLC and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS DISTRIBUTORS, LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Executive Vice President and Deputy General Counsel

VERIFICATION RULE 0-2 (d)

Verification of

Hartford Funds Management Company, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Hartford Funds Management Company, LLC; that he is Executive Vice President and Deputy General Counsel of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 31st day of March, 2015, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Executive Vice President and Deputy General Counsel

Verification of

Hartford Funds NextShares Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Hartford Funds NextShares Trust; that she is a trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 31st day of March, 2015, have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

HARTFORD FUNDS NEXTSHARES TRUST

By:	/s/ Alice A. Pellegrino
Alice A. Pellegrino
Trustee

Verification of

Hartford Funds Distributors, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Hartford Funds Distributors, LLC; that he is the Executive Vice President and Deputy General Counsel of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 31st day of March, 2015, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS DISTRIBUTORS, LLC

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Executive Vice President and Deputy General Counsel

APPENDIX A

The Initial ETMFs

Hartford Core Equity NextShares Fund. Normally invests in a diversified portfolio of stocks of large capitalization companies.

Hartford Total Return Bond NextShares Fund. Normally invests in a diversified portfolio of fixed income securities.

Hartford Balanced NextShares Fund. Normally invests in a diversified portfolio of stocks and bonds.

Hartford Global Sustainability NextShares Fund.  Normally invests in a diversified portfolio of stocks of global companies.